Berkeley Income Trust, Inc.
1012 Sutton Way
Grass Valley, California 95945

May 4, 2005

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Judiciary Plaza 450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Berkeley Income Trust, Inc. Registration Statement on Form S-11 File No. 333-109907

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Berkeley Income Trust, Inc. (the “Company”) hereby requests the withdrawal of the Company's Registration Statement on Form S-11, File No. 333-109907 (the “Registration Statement”) in response to your letter of April 22, 2005 to the effect that the issuer, Berkeley Income Trust, Inc., is different from Eisenhower Real Estate Funds Corporate and Government Properties, Inc. due to its different capitalization, stock ownership and management structure. No offers or sales of the Company's common stock were made pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact Peter Healy of O’Melveny & Myers, LLP at 415-984-8733, or the undersigned at 530-477-1572.

Sincerely,

/s/ MICHEL D. SNEGG

Michel D. Snegg
President and Chief Executive Officer

cc:	Peter T. Healy, Esq.
Norman D. Villarina, Berkeley Income Trust, Inc.